FOR IMMEDIATE RELEASE

Formula Systems Reports First Quarter Results

All the Subsidiaries Contributed Positively to Formula's Operational Profit

First Quarter Net Income of $2.9 million

Herzliya, Israel – May 2 8 , 2007 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the first quarter of 2007.

Revenues for the first quarter totaled $136.1 million an increase of 20% compared to $113.5 million in the first quarter of 2006.

Operating income in the first quarter of 2007 was $9.2 million compared to $4.4 million in the same quarter of 2006, an increase of 108%.

Net income generated from continued operation for the first quarter of 2007 was $2.9 million compared to net income generated from continued operation of $0.4 million in the first quarter of 2006, an increase of 557%.

On December 26, 2006, we spun-off Formula Vision Technology (F.V.T.) Ltd., so that Formula Vision is no longer a subsidiary of ours.

Gad Goldstein, President & CEO of Formula, commented: "As previously stated, our first mission for this year was to make sure that all the subsidiaries will contribute positively to Formula's operational profit while maintaining a high level of transparency to our shareholders. I am pleased that this mission was fully achieved in this quarter accompanied by a strong cash flow from operation s in our subsidiaries.

The improvement in the operations of our public subsidiaries is already partially expressed in the value of their shares. The value of Formula's holdings in the public companies it controls rose from the beginning of the year by more than 60 million dollars.

Considering the material improvement in our business environment and the hidden value in our portfolio, we believe that 2007 is going to be an exceptional year for Formula."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President & CEO, Formula Systems Ltd.,

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	December 31, 2006
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	119,536	116,402
Short-term investments	11,473	12,438
Marketable securities available for sale	4,239	3,646
Trade receivables	147,440	147,396
Other accounts receivable	28,197	23,037
Inventories	3,590	3,080

	314,475	305,999

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	10,057	4,082
Investments in affiliates		-

	10,057	4,082

SEVERANCE PAY FUND	35,034	28,239

FIXED ASSETS, NET	17,812	18,458

OTHER ASSETS, NET	234,174	232,957

	611,552	589,735

CURRENT LIABILITIES:
Liabilities to banks and others	26,185	41,023
Trade payables	54,507	54,461
Other accounts payable	88,421	73,693
Debentures	10,941	8,932
Customer advances, net of work in progress

	180,054	178,109

LONG-TERM LIABILITIES:
Debentures	19,579	24,113
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	390	457
Customer advances	1,846	449
Liabilities to banks and others	89,397	79,380
Liability in respect of the acquisition of activities	1,461	1,489
Accrued severance pay	42,787	35,337

	157,431	143,196

MINORITY INTEREST	115,665	115,140

SHAREHOLDERS’ EQUITY	158,402	153,290

	611,552	589,735

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,	Three months ended * March 31,
	2007	2006
	U.S.$
	(in thousands, except per share data)

Revenues	136,136	113,459
Cost of revenues	92,160	76,604

Gross profit	43,976	36,855
Research and development costs, net	6,932	3,972
Selling, general and administrative expenses	26,799	26,520
Depreciation and amortization	904	1,294
Restructuring and non-recurring costs	129	635

Operating income	9,212	4,434
Financial expenses, net	2,586	1,656

	6,626	2,778
Gain (loss) on realization of investments	321	(66)
Other expenses, net	(241)	(40)

Income before taxes on income	6,706	2,672
Taxes on income	874	935

	5,832	1,737
Equity in profits of affiliated companies, net	151	87
Minority interest in profits, net	2,828	1,390
Net income generated from continued operation	2,853	434
Discontinuing operation, net	-	3,810

Net income	2,853	4,244

Earnings per share generated from continued operation :
Basic	0.22	0.01

Diluted	0.21	0.02

Earnings per share generated from discontinuing operation :
Basic	-	0.31
Diluted. Basic	-	0.28

Weighted average number of shares outstanding:
Basic	13,200	13,200

Diluted	13,200	13,200

*

reclassified.